

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Louay Khatib
Chief Accounting Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

> **Re: BrightView Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed on November 18, 2020**
> **File Number 001-38579**

Dear Mr. Khatib:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 41

1. Please provide us the following information, regarding your presentation of non-GAAP financial measures:
   - Describe the nature and purpose of the following non-GAAP adjustments and explain the factors you considered in excluding them from your non-GAAP financial measures:
     ◦ Business integration and IT infrastructure, transformation, and other included within Business transformation and integration costs;
     ◦ Offering-related expenses; and
     ◦ Changes in self-insured liability estimates.
   - Tell us why inclusion of these adjustments is consistent with Question 100.01 of the Compliance & Disclosure Interpretations.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences